TRANSMISSÃO PAULISTA

RECEIVED

2008 MAR 11 A 7:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, March 6, 2008 *Ref.CT/FR/00594/2008*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance [redacted]
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

08001098

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing copies of the 2007 Data Presentation regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

PROCESSED
MAR 12 2008
THOMSON FINANCIAL

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

Companhia de Transmissão de Energia Elétrica Paulista
Rua Casa do Ator, 1.155 – 10º Andar – Vila Olímpia – São Paulo - SP

Empresa do GRUPO ISA

TRANSMISSÃO PAULISTA

February 20, 2008

TRANSMISSÃO PAULISTA



Highlights

Net Income
R$1,315 millions - 2007
R$1,221 millions - 2006
+ 7.7%

Increase in Regulatory Revenue
Tariff Review/readjust
2007/2008 Cycle
+ **12.5%**

Personnel expenses*
(2007 x 2006)
- 38.6%

EBITDA
R$1,129 millions 2007
R$ 230 millions 2006
+ 390.9%

Net Earnings
R$855 millions 2007
R$118 millions 2006
+ 626.5%

BNDES Loan
R$ 764.2 millions

Distributed Dividends
Base 2006: **R$ 200.0 millions**
Base 2007: **R$ 822.5 millions**

*Adjusted to non current effects in 2006 and 2007

Index

1. The Company

2. Economic-financial Information

Shareholders' Composition

Total: 149.3 Million shares


Common
42%
Preferred
58%

Total Common: 62.6 Millions


ISA PAR-BR
89.4%
ELETROBRÁS
9.8%
OTHERS
0.8%

Total Preferred: 86.7 Millions


OTHERS - (Legal entities/ADR)
25.5%
SP Treasury
10.8%
BNDES
PART
2.9%
ELETROBRÁS
53.6%
OTHERS –
Natural
Person
7.2%

Base: 12/31/2007

CTEEP Transmission System

Sistema de Transmissão / *Transmission System*


MINAS GERAIS
MATO GROSSO DO SUL
RIO DE JANEIRO
PARANÁ
Legenda - *Inscription*
Outubro/2007
Empresa do GRUPO ISA

ANEEL Transmission Auction – Nov 7, 2007

- CTEEP wons Lot A, composed by 2 Transmission Lines (TLs):

  - TL 500 KV Colinas (Tocantins State) – Ribeiro Gonçalves C2 (Piauí State), and
  - TL 500 KV Ribeiro Gonçalves (PI) – São João do Piauí C2 (PI);

- R$ 28.94 millions bid, equivalent to a 56.73% discount;

- Total extension: 720 km;

- ANEEL Estimated Capex: R$ 471.2 millions;

- To became operational 21 months after the Concession Contract signature.

Operational Information

Telecommunications	
Microwaves stations	177
Telephonic Centers	145
Fiber Optic Wires	1,800 km

Centers of Control

- Transmission Operational Center
  - Bom Jardim
- Backup Operational Center
  - Cabreúva

Operational Information

Transmission Lines	
Lines extension	12,144 km
Circuits extension	18,494 km
Substations	
Substations	102
Transformers	498
Reactors	76
Power transmited in 2007	132,989 GWh
Transformation capacity	42,556 MVA
Employees	1,290

Power Transmited in 2007



CESP
41,203
AES
13,517
DUKE
9,971
PETROBRAS
309
EMAE
1,338
CBA
557
FURNAS (T)
61,233
5,403
CEMIG (T)
4,555
145
COPEL (T)
15
1,010
ELETROSUL (T)
288
488
LIGHT (T)
3
351
TRANSMISSÃO PAULISTA
132,989
GWh
45,220
ELETROPAULO
18,819
CPFL
14,525
Bandeirante
7,289
CBA/Gerdau Carbocloro
13,997
Piratininga
14,328
Elektro
5,041
Grupo Rede / CMS Santa Cruz
874
Enersul
5,499
Losses, Subsidiary Services
GENERATORS
TRANSMISSORS
DISTRIBUTORS
OTHERS

Availability of Transmission Lines - 2007



100,0000%
69 kV
100,0%
99,5%
99,0%
98,5%
98,0%
88 kV
100,0000%
138 kV
99,9952%
230 kV
100,0000%
345 kV
99,9933%
440 kV
99,9961%
CTEEP
99,9961%

18,495 km circuits

Target – 99.70 %

TRANSMISSÃO PAULISTA

Availability of Transformers - 2007


99,9793%
34,5 kV
100,0%
99,5%
99,0%
98,5%
98,0%
69 kV
100,0000%
88 kV
99,9926%
138 kV
99,9189%
230 kV
99,9802%
345 kV
99,9704%
440 kV
99,9553%
500 kV
99,9951%
CTEEP
99,9580%

501 transformers

Target – 99.47 %

Availability of Reactors - 2007


100,0000%
230 kV
100,0%
99,5%
99,0%
98,5%
98,0%
345 kV
100,0000%
440 kV
99,9450%
CTEEP
99,9602%

76 Reactors

Target – 99.50 %

TRANSMISSÃO PAULISTA

Organization Chart

Prior Structure


PRESIDÊNCIA
DIRETORIA TÉCNICA
ENGENHARIA
OPERAÇÃO
RECURSOS HUMANOS
JURÍDICO
AUDITORIA INTERNA
COMUNICAÇÃO
RELAÇÕES INSTITUCIONAIS
MEIO AMBIENTE
ORGANIZAÇÃO E QUALIDADE

Current Structure


CEO
Secretary
Strategic Manager
Internal Auditor
Institutional
Quality and Organizational
Chief Administrative Officer
HR
Supply
Legal
IT
CFO
IR
Finnancial
Accountancy
Corporate Planning
COO
Contracts
Maintenance
Opperational
New Businesses Director
Expand Planning
Engineering
Buildings Manager

Corporate Training

	2007
Courses	532
Participations	7,157
Trainning Hours	8,302

- Investments on employees' training focused in specialization;
- We had 1,290 employees in December 31, 2007 against 2,412 a year before.

Corporate Policies

APPROVED IN:		
2007	1.	Social Policy
2007	2.	Supply Policy
2007	3.	Environmental Policy
2007	4.	Quality Policy
2007	5.	Communications Policy
2007	6.	Internal Control Policy
2007	7.	Human Management Policy
2008	8.	Occupational Health Policy
2008	9.	Total Risk Management Policy

Social Responsibility: our interest group

Responsible growth and generation of value

Build quality, competitive costs, reliable communication and transparency on sustainable relationships



SHAREHOLDERS
CLIENTS
SUPPLIERS
SR
CTEEP
STATE
SOCIETY
EMPLOYEES

Build reliable and transparent relationships through data equity and clear rules on the supply processes.

Reinforce state relationships

Respect the Human Rights through efficient and quality services. Supply public interest information and contribute to the sustainable development and to the social welfare

Contribute to the employees' total development and prize their contribution to the Company.

Empresa do GRUPO ISA

ECONOMIC-FINANCIAL INFORMATION

TRANSMISSÃO PAULISTA



Financial Statements

R$ Million

	2007	2006	%CH.
Net sales	1,315,414	1,220,882	7.7
Cost/ expenses of sales	-186,536	-990,589	-81.2
EBITDA	**1,128,878**	**230,293**	**390.2**
EBITDA %	**85,8%**	**18,9%**	**354.0**
Depreciation	-172,662	-169,417	1.9
Operating income	**804,313**	**137,430**	**485.3**
Nonoperating results	78,210	-31,849	-
Gross Profit	**882,523**	**105,581**	**735.9**
Income tax and social contrib	-265,777	-42,183	530.1
Interest on shareholders' equity	238,737	54,354	339.2
Net income	**855,483**	**117,752**	**626.5**
Net margin	**65,0%**	**9,6%**	**577.1**
Earnings per share (*)	**5.73**	**0.79**	**625.3**

(*) (2006 per thousand shares) of the capital stock by the end of the period – R$

Revenues from electricity network usage

R$ Million

	2007	2006
Basic network		
Existing assets	1,062,440	1,038,691
New investments	236,746	140,590
Superávit (déficit)	11,270	2,481
Adjustment	11,799	
	1,322,255	**1,181,762**
Other transmission facilities - DIT		
Existing assets	74,951	84,754
New investments	22,722	21,571
Adjustment	8,751	
	106,424	**106,325**
Charges		
Fuel consumption account – CCC	62,163	59,747
Energy development account – CCE	46,195	37,941
Alternative Source Incentive Program (PROINFA)	11,211	6,635
	119,569	**104,323**
Adjustment		-5,340
	1,548,248	**1,387,070**

TRANSMISSÃO PAULISTA

Permitted annual revenues (RAP) – per cycle

R$ Million

	Jul-07	Jul-06	% Change
1. SE - Existing assets (readjusted per IGP-m until 2015)	**1,211.1**	**1,155.8**	**4.8**
1.1- Existing assets - basic network	940.5	900.2	4.5
1.2- Existing assets - Other transmission facilies	270.6	255.6	5.9
1.2.1- Distributors	267.8	253.0	5.9
1.2.2- Generators	2.8	2.6	5.8
2. NI - New investments	**206.7**	**158.5**	**30.5**
2.1- Auction - transmission line Chavantes-Botucatu (No review)	12.0	11.5	4.4
2.2- Investments made from Jan/2000 to Jun/2005 (reviewed in 2007)	99.3	123.9	-19.9
2.3- Investments made after Jul/2005 (to be revised in Jul/ 2009)	93.7	23.0	307.4
2.4- Expenses from third-parties assets	1.7	0.0	
3. Current revenue (SE + NI)	**1,417.9**	**1,314.2**	**7.9**
4. Adjustment	**60.7**	**0.2**	**30240.6**
4.1- Revenues superavit / deficit	70.6	62.5	12.9
4.2- Adjustment part from the tariff periodic review	-33.3	0.0	
4.3- PIS/COFINS adjustment	6.7	-62.3	-110.8
4.4- Adjustments/ Retroactive revenues	16.7	0.0	
5. Total Revenues	**1,478.5**	**1,314.4**	**12.5**

TRANSMISSÃO PAULISTA

Operational expenses

R$ Million

	2007	2006	Change
Personnel	115	820	-86.0%
Services	71	96	-26.1%
Depreciation	173	169	1.9%
Others	1	75	-98.7%
Total	**359**	**1,160**	**-69.0%**

Main noncurrent events:

1. CETEMEQ – 1st Quarter/ 2007 – R$ 28 million as reverse of provision, besides R$ 55 million as financial income and R$ 70 million as reverse of nonoperational provision;
2. Reverse of PIS/Cofins provision – 3rd Quarter/ 2007 – R$ 11 million;
3. Reverse of other provisions – 3rd and 4th Quarter/ 2007 – R$ 43 million; and
4. Provision for the Voluntary Termination Program – 4th Quarter/ 2006 – R$ 475 million, and Acturarial Adjust in the CESP Pension Fund – 4th Quarter/ 2007 – R$ 97 million.

Adjusted 2007 EBITDA

R$ Million

	Effective EBITDA	CETEMEQ	Reverse of COFINS	Reverse of Contingencies	VTP Adjusts	CVM 371 Adjusts	Adjusted EBITDA
EBITDA	**1,128.9**	(28.0)	(11.1)	(43.3)	74.7	(96.8)	**1,024.4**
EBITDA Margin	**85.8%**						**77.9%**

The EBITDA adjusts exclude the 2007 noncurrent events.

Loans and financing

R$ Million

	2007			2006
	Current	Long term	Total	Total
Local currency				
BNDES (Development Bank)	1,881	400,177	402,058	
Banco Safra	50,172		50,172	
Banco Alfa	70,000		70,000	
Banco do Brasil	10,082		10,082	
Eletrobrás	56	536	592	642
	132,191	**400,713**	**532,904**	**642**

Main indicators

In %

	2007	2006
Operating expenses/ Net sales	31.1	59.8
Personnel / Net sales	8.7	67.2
EBITDA / Net sales	85.8	18.9
Net income / Net sales	65.0	9.6

Economic/ financial analysis



400,000
300,000
200,000
100,000
(100,000)
(200,000)
(300,000)
(400,000)
150.0%
100.0%
50.0%
0.0%
-50.0%
-100.0%
-150.0%
144,954
52.3%
160,728
56.3%
244,134
67.2%
(319,523)
214,588
71.0%
236,323
74.2%
315,521
90.1%
362,443
1Q06
2Q06
3Q06
1Q07
2Q07
3Q07
4Q07
EBITDA
EBITDA Margin

In R$ thousand

TRANSMISSÃO PAULISTA

Economic/ financial analysis



400,000
300,000
200,000
100,000
-
(100,000)
(200,000)
(300,000)
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
-40.0%
-60.0%
-80.0%
-100.0%
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
82,818
111,502
169,248
(245,816)
227,465
134,656
196,400
296,963
29.9%
39.1%
46.6%
-82.4%
75.2%
42.3%
56.1%
86.2%
Net Income
Net Margin

In R$ thousand

Shares performance


680
640
600
560
520
480
440
400
360
320
280
240
200
160
120
80
40
0
dez-01
abr-02
ago-02
dez-02
abr-03
ago-03
dez-03
abr-04
ago-04
dez-04
abr-05
ago-05
dez-05
abr-06
ago-06
dez-06
abr-07
ago-07
dez-07
Feb 15, 2008
TRPL3: 691.26
TRPL4: 630.77
IBOV: 451.29
IEE: 381.30

Basis 100 - closing prices

From December 28,2001 to February 15,2008

Shares performance

R$ per share



Closing Price
45
40
35
30
25
20
15
10
5
0
5.15
6.50
5.45
5.61
11.40
13.85
12.10
14.60
31.80
26.40
30.62
30.10
35.36
38.70
35.60
41.00
2001
2002
2003
2004
2005
2006
2007
2/15/2008
TRPL3
TRPL4

Average Daily Traded Volume – Preferred shares



In R$ Million
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
7.2
7.5
9.5
9.0
11.5
9.5
12.5
15.3
21.1
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb/08*

* Until Feb 13, 2008

Shareholders' Value


R$ thousand
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
5,588,385
3,948,807
Sep-02
Nov-02
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Book value
Market value

Dividends/Interest on shareholders' equity



R$ thousand
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
75,000
336,654
199,953
822,496
2004
2005
2006
2007*

(*) Includes R$ 170 million that were distributed and paid in 2008

Investments


R$ Million
600
500
400
300
200
100
-
439
503
554
285
2007
2008
2009
2010

Our estimated Capital Expenditures for the next 3 years (2008-2010) amounts for R$ 1.34 billion and does not includes investments on the transmission lines we won in the November 7, 2007 auction.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance.

Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

Empresa do GRUPO ISA

Bovespa

IBrX

igc

Selo Assiduidade APIMEC-SP

NÍVEL 1

Eduardo Feldmann Costa
Chief Financial Officer
Tel. 5511.3138.7215
www.cteep.com.br

TRANSMISSÃO PAULISTA



END